REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9

INFORMATION CIRCULAR

Item 1- Date

This Information Circular is dated as at September 29, 2008, except as indicated.

Item 2 – Revocability of Proxy

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the Company is a corporation, by a duly authorized officer of attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. Only registered shareholders have the right to revoke a proxy. Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Item 3 – Persons Making the Solicitation

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of REG TECHNOLOGIES, INC. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Wednesday, October 29, 2008 at 10:45 a.m. (Vancouver time). The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Item 4 – Proxy Instructions

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M6J 2Y1, Fax: Within North American: 1-866-249-7775; Outside North America: (416) 263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non- Registered but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is note required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, by given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non- Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxy holders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where the shareholder has specified no choice, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

Item 5 – Interest of Certain Persons or Companies in Matters to be Acted Upon

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no director or senior officer nor any proposed nominee for election as a director of Reg Technologies, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

Item 6 – Voting Securities and Principal Holders of Voting Securities

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 65,000,000 shares, divided into 50,000,000 common shares without par value and 10,000,000 preferred shares with a par value of $1.00 each and 5,000,000 class “A” non-voting shares without par value. 25,475,349 common shares are issued and outstanding as of the date of this Information Circular.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on September 24, 2008 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
SMR Investments Ltd.	4,169,753	16.4%

As of September 16, 2008, the directors and senior officers as a group owned beneficially directly and indirectly, 6,102,297 common shares of the Company, representing 24% of the presently issued and outstanding common shares of the Company.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on September 24, 2008 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

Item 7 – Election of Directors

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxy holder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Management of the Company proposes that the number of directors for the Company remains at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
John George Robertson Richmond, B.C. President and Secretary of the Company since 1984; President and Director of Teryl Resources Corp; Director of SMR Investments Ltd.; Director of Rand Energy Group Inc.; Director of Access Information Services Inc.; President and Director of REGI U.S., Inc.; President and Director of IAS Energy, Inc.	President, Secretary and Director	1982	1,321,669 850,000 Stock Options	5.0%
Jennifer Lorette* Richmond, B.C. Director of the issuer since 2001; Director of Teryl Resources Corp; Director of Linux Gold Corp.; Secretary and Director of REGI U.S.; and Secretary and Director of IAS Energy, Inc.	Director	2001	8,400 125,000 Stock Options
Susanne Robertson Richmond, B.C. Director of Teryl Resources Corp.; Principal shareholder of SMR Investments Ltd.; Director of Linux Gold Corp.	Director	1984	589,975 (Directly) 4,169,753 (Indirectly) 250,000 Stock Options	18.6%
James Vandeberg * Sammamish, WA Lawyer Chief Financial Officer and Director of the Issuer since 2004; Director of REGI U.S., Inc.; and Director of IAS Energy, Inc.	Director and Chief Financial Officer	2004	12,500 (Directory) 87,500 Stock Options
Robert Grisar * Kirtland, OH Engineer	Director	2008

(*)	Audit Committee
(2)	Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

Item 8 – Executive Compensation

Compensation of Directors

During the most recently completed financial year, the Company paid cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered as follows:

During fiscal 2008, John Robertson, President and Director received $12,000 director’s fees and Jennifer Lorette, Director, received $36,776 administration consulting fees/wages.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

STATEMENT OF EXECUTIVE COMPENSATION – Form 51-102F6
Compensation of Executive Officers and Directors

In this section “Named Executive Officer” means each CEO, each CFO and each of the three most highly compensated executive officers, other than each CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 (a “NEO”).

Executive compensation is required to be disclosed for each NEO. The following table sets out all compensation paid to the NEO as well as the compensation paid for services in all capacities to the Company and its subsidiaries for each of the three most recently completed financial years ending April 30, 2008, 2007 and 2006 in respect of each of the individuals who were the NEO. The Company does not have a pension plan.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended April 30, 2008, and any compensation other than bonuses earned during the fiscal year ended April 30, 2007 the payment of which was deferred) paid to such NEOs by the Company and its subsidiaries for services rendered during the fiscal year ended April 30, 2008 was $84,188 ($68,484 in 2007). Included in this amount is $30,000 paid as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company. John Robertson is President and a director of SMR Investments Ltd. Other than as herein set forth, the Company did not pay any additional compensation to its NEOs (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)			Awards		Payouts	All Other Compensation ($)
			Bonus ($)	Other Annual Compensation ($)	Securities Granted under(1) Options/SARS Granted #	Restricted Shares or Restricted ShareUnits ($)	LTIP (2) Payouts ($)
John G. Robertson, President	2008 2007 2006	Nil Nil 250	Nil Nil Nil	Nil (3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Vandeberg, CFO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)	John Robertson is a director, and Susanne Robertson is the sole shareholder, of SMR Investments Ltd., which accrued $2,500 per month from the Company for management services provided to the Company.

Item 9 – Securities Authorized for Issuance under Equity Compensation Plans

Incentive Plans

(a)      Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)      Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries made during the financial year ended April 30, 2008, to each NEO of REG Technologies. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s).

Incentive Share Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), and having received approval by the shareholders and the TSX, the directors of the Company have adopted the REG Technologies Inc. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”). Under the Plan, the Company may grant options up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Nil	Nil	Nil	Nil	Nil	Nil

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the TSX Venture Exchange.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

NEO Name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value realized ($) (c)	Unexercised Options/SARs as FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in- the-money Options/SARs at FY-End ($) Exercisable/Unexercisable
Nil	Nil	Nil	Nil	Nil

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Company’s stock option plan or otherwise during the most recently completed financial year.

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the TSX Venture Exchange.

Retirement and Pension Plans

The Company has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Company or from a change in a Named Executive Officer’s responsibilities following a change in control.

Securities Authorized For Issuance Under Equity Compensation Plans

The Company does not have any equity compensation plans.

Item 10 –Indebtedness of Directors and Executive Officers

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

Item 11 – Interest of Informed Persons in Material Transactions

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

Item 12 – Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members appoint James Stafford, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at remuneration to be fixed by the directors of the Company. James Stafford, Chartered Accountants were appointed auditors of the Company on September 25, 2008.

As required under Section 4.11 of National Instrument 51-102, the Change of Auditor package has been attached to this Information Circular.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of James Stafford, Chartered Accountant, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration

Item 13 – Management Contracts

The Company entered into a Management Agreement with SMR Investments Ltd. on May 1, 1996. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays the sum of $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. The Management Agreement was for a term of three years, expiring on May 1, 1999 and renewable annually thereafter. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd.

There are no other management contracts in existence at this time to which the Company is a party other than the Management Agreement mentioned above.

There are no other management contracts in existence at this time which the Company is a party.

Item14 – Particulars of Matters to be Acted Upon

Financial Statements

The audited financial statements of the Company for the fiscal years ended April 30, 2008 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

Approval of Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), the directors of the Company adopted the Reg Technologies, Inc. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. The aggregate number of options granted to all optionees employed to provide investor relations activities shall not exceed 2% of the issued shares of the Company in any 12 month period, calculated at the date the option was granted. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually, and the Shareholders will be asked to approve the Plan.

The Board of Directors recommends a vote FOR the annual approval of the Plan.

Amendment of Stock Option Plan

The Company has been requested by the TSX Venture Exchange to change the wording of the Stock Option Plan. This change of wording will revise Section 11 (Page 2) of the Stock Option Plan removing the wording “The aggregate number of options granted to a optionee employed to provide investor relations activities shall not exceed 2% of the issued shares of the Company in any 12 month period, calculated at the date the option was granted” and replacing it with the wording “The aggregate number of options granted to all optionees employed to provide investor relations activities shall not exceed 2% of the issued shares of the Company in any 12 month period, calculated at the date the option was granted”.

The Board of directors recommend a vote FOR the amendment of the Plan

Disinterested Shareholder Approval

In addition to the annual general approval described above, the Exchange requires companies to obtain approval of a majority of their disinterested shareholders for “share compensation plans” which, together with all of a company’s previously established or proposed stock option grants, could result at any time in the Company decreasing the exercise price of stock options previously granted to insiders.

“Disinterested Shareholder approval” requires a majority of the votes attaching to shares voted at the Meeting excluding those attaching to shares held by persons with an interest in the subject matter of the resolution. The Company’s disinterested Shareholders may not vote votes attaching to securities beneficially owned by interested parties in respect of resolutions requiring approval. To management’s knowledge, as of September 15, 2008, a total of 6,102,297 shares of the Company are held by insiders of the Company to whom options may be granted under the Plan which shares will not be eligible to be voted for the purposes of providing the annual approval of the Plan.

Accordingly, at the Meeting, the “disinterested” shareholders will be asked to consider and if thought fit, ratify, adopt, confirm and approve the adoption of the Plan, the existing stock options previously granted, and the downward repricing of options granted to insiders.

The Board of Directors recommends a vote FOR the annual approval of the Plan by Disinterested Shareholders.

Particulars of Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

Item 16 – Additional Information

Additional information relating to the company is available at www.sedar.com. Any shareholder wishing to receive copies of the company’s interim financial statements and MD&A are encouraged to complete and return the Supplemental Return Card included in this mailing.

Committee Responsibilities and Activities

Board of Directors

The Board of Directors is composed of four directors. Two of these directors are executive officers of the Company. At this time, the Company has no directors which could be considered “independent”. All of the existing directors are experienced in the operation of junior resource companies and Board decisions are made to benefit the Company.

Directorships

Name of Director	Other Reporting Issuer(s)

John G. Robertson	SMR Investments Ltd., Rand Energy Group Inc., Access Information Services, REGI U.S., Inc, IAS Energy Inc., Information Highway.com, Inc., Linux Gold Corp., Teryl Resources Corp.
Jennifer Lorette	REGI U.S., Inc., IAS Energy Inc., Information Highway.com, Inc., Linux Gold Corp., Teryl Resources Corp.
Susanne Robertson	Reg Technologies, Inc., Linux Gold Corp., Teryl Resources Corp.

James Vandeberg	REGI U.S.,Inc., IAS Energy, Inc. ASAP Show Inc, Modern City Entertainment Inc.

Directors Meetings

As none of the current board is “independent” as defined in NI 58-101, meetings of the directors are held as informal weekly meetings. Directors Consent Resolutions are prepared when necessary to approve any decisions of the board. The Chair of the Board of Directors is the President of the Company.

Orientation and Education

The Company does not have a formal process of orientation for new directors. Historically such orientation and education is provided on an informal basis. As new directors join the Board, management will provide these individuals with corporate policies, historical information, and an outline of general duties. The Board believes these procedures are a practical and effective approach due to the size of the company and the limited number of changes to the board.

Ethical Business Conduct

The Board has not adopted a written code of business conduct and ethics for directors, officers and employees of the Company.

Nomination of Directors

The Board has not appointed a formal nominating committee.

Compensation

The Board is responsible for reviewing and approving the compensation for all officers, management and employees. The Board is also responsible for reviewing compensation programs such as the stock option plan and is solely responsible for the granting of any stock options to any officer, management, employees or consultants.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, bases their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Other Board Committees

The Board currently has one committee being the Audit Committee.

Assessments

Based on the Company’s size and its current state of development the Board considers a formal process for assessing to be unnecessary at this time.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public. Currently the members are Jennifer Lorette, Susanne Robertson and James Vandeberg.

APPROVAL AND CERTIFICATION

The Board of Directors has approved the contents and the sending of this Circular and recommends that shareholders vote in favour of all proposed resolutions. Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Richmond, British Columbia this 29th day of September, 2008

By Order of the Board of
REG TECHNOLOGIES INC.

“John G. Robertson”
JOHN ROBERTSON,
President

REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

To:	The Shareholders of Reg Technologies Inc.

And To:	British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia

The undersigned, on behalf of the Board of Directors of Reg Technologies, Inc. (the “Board”), hereby confirms that the Board has reviewed the attached Notice of Change of Auditor; the letter from the former auditor of the company, Smythe Ratcliffe; and the letter from the successor auditor of the company, James Stafford, Chartered Accountants.

Dated at Richmond, British Columbia this 15th day of September, 2008.

By and on behalf of the Board of Directors of Reg Technologies Inc.

“John Robertson”

John Robertson, President.

NOTICE OF CHANGE OF AUDITOR

REG TECHNOLOGIES INC.
(the “Company”)

TO:	The British Columbia Securities Commission

AND TO:	ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

The Company wishes to report that the board of directors of the Company have made the decision to propose to the holders of qualified securities that a different company be nominated as auditor rather than the current auditor. By resolution dated September 5, 2008, the board of directors of the Company recommend that James Stafford, Chartered Accountants be appointed as auditor for the upcoming fiscal year by the Company’s shareholders at the annual general meeting.

The Company reports that there have been no reservations in the auditor’s report of Smythe Ratcliffe for the three fiscal years ending April 30, 2008, April 30, 2007 and April 30 28, 2006 reported on by Smythe Ratcliffe. In the opinion of the Company, there have been no “Reportable Events” (as defined below) in connection with the audit of the last three fiscal years reported on by Smythe Ratcliffe.

For the purpose of this notice National Policy Statement No. 31 of the Canadian Securities Administrators states that a Reportable Event may consist of “disagreements”, “unresolved issued” and “consultations” between the Company and its former auditor, Smythe Ratcliffe. Disagreements, unresolved issues and consultations are defined in the policy as follows:

Disagreements

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that, if not resolved to the satisfaction of the former auditor, would have resulted in a reservation in the auditor’s report.

Disagreements include both those resolved to the former auditor’s satisfaction and those not resolved to the former auditor’s satisfaction. Disagreement should have occurred at the decision-making level, i.e. between personnel of the reporting issuer responsible for the finalization of its financial statements and the personnel of the auditor firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The term disagreement is to be interpreted broadly. It is not necessary for there to have been an argument to have had a disagreement, merely a difference of opinion. The term disagreement does not include initial differences of opinion, based on incomplete facts or preliminary information, that were later resolved to the former auditor’s satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved issues refer to matter which came to the former auditor’s attention and which, in the former auditor’s opinion, materially impact on the financial statements or audit reports (or which could have a material impact on them), where the former auditor had advised the reporting issuer about the matter and:

a)	the former auditor has been unable to fully explore the matter and reach a conclusion as to its implications prior to a resignation or termination of the former auditor;

b)	the matter was not resolved to the former auditor’s satisfaction prior to a resignation or termination of the former auditor; or

c)	the former auditor is no longer willing to be associated with the financial statements prepared by management of the reporting issuer.

Consultations

Consultations refer to situations where the reporting issued (or someone acting on its behalf) consulted the successor auditor regarding:

a)	the application of accounting principles to a specified transaction (either proposed or complete):
b)	the type of audit opinion that might be rendered on the reporting issuer’s financial statements; or
c)	a disagreement as defined above;

and a written report or seriously considered oral advice was provided by the successor auditor to the reporting issuer.

Dated at Richmond, British Columbia, this 15th day of September, 2008.

BY ORDER OF THE BOARD

“John Robertson”

John Robertson, President.